SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*



                               CINTAS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   172908 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[ ]        Rule 13d-1(b)

[X]        Rule 13d-1(c)

[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

 CUSIP NO. 172908 10 5                   13G      Page   2 of 4 Pages


--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JOAN A. GARDNER
             ###-##-####

--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]

              N/A                                              (b) [ ]


--------- ----------------------------------------------------------------------
 3        SEC USE ONLY


--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------- ----------------------------------------------------------------------
                              5      SOLE VOTING POWER

         NUMBER OF                    3,736,376
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY
           EACH               6      SHARED VOTING POWER
         REPORTING
        PERSON WITH                  3,898,457

                             ------- -------------------------------------------
                              7      SOLE DISPOSITIVE POWER

                                     3,736,376

                             ------- -------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                      3,898,457
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,634,833
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    7.2%

--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
               IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM              1(a)     Name of Issuer:  Cintas Corporation

                  1(b)     Address of Issuer's Principal Executive Office:

                           6800 Cintas Boulevard
                           P.O. Box 625737
                           Cincinnati, Ohio  45262

                  2(a)     Name of Persons Filing:   Joan A. Gardner

                  2(b)     Address of Principal Business Office:

                           6800 Cintas Boulevard
                           P.O. Box 625737
                           Cincinnati, Ohio  45262

                  2(c)     Citizenship:     U.S.A.

                  2(d)     Title of Class of Securities:

                           Common Stock, No Par Value

                  2(e)     CUSIP No.:       172908 10 5


                  3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person Filing is a:

                               N/A

                  4.       Ownership:

                           (a)      See Item 9 of cover page
                           (b)      See Item 11 of cover page
                           (c)      See Items 5-8 of cover page

          This Amendment No. 14 to Schedule 13G is filed solely by Joan A. Gardner. The original Schedule 13G and all amendments prior to Amendment No. 8 to Schedule 13G were filed by Joan A. Gardner and Richard T. Farmer on the same Schedule 13G.

               The aggregate amount of shares shown in Items 5, 7, and 9 for Joan A. Gardner includes 3,736,376 shares representing Mrs. Gardner's interest in Garfam Partners, L.P. The aggregate amount of shares shown in Items 6, 8, and 9 for Joan A. Gardner includes 1,459,826 shares representing Mrs. Gardner's husband's interest in Garfam Partners, L.P., 65,582 shares representing Mr. Gardner's interest in Garfam Enterprises, Inc., 46,816 shares owned directly by Mr. Gardner, 4,500 shares issuable to Mr. Gardner pursuant to options exercisable within 60 days, 2,120,000 shares held in various trusts established for the benefit of Mrs. Gardner's emancipated children, 36,000 shares held by various limited partnerships and 165,733 shares held by the Gardner Family Charitable Lead Trust, all of which Mrs. Gardner disclaims beneficial ownership.

          5. Ownership of 5% or less of class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following. [ ]

          6.   Ownership of more than 5% on behalf of another person: N/A


          7.   Identification   and   classification  of  the  subsidiary  which
               acquired the security being reported by the parent holding company: N/A


          8.   Identification and classification of members of the group: N/A


          9.   Notice of dissolution of group: N/A


          10.  Certification: N/A



        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     2/11/00                              /s/ Joan A. Gardner
                                             ----------------------------------
                                                   Joan A. Gardner